Hollysys Automation Technologies Appoints New Board Chairman

Beijing, China – May 31, 2010 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced the reduction in the size of the Company’s Board of Directors from nine members to five members, and the appointment of CEO and co-founder, Dr. Changli Wang, as the new Board Chairman, effective May 26, 2010.

Madam Li Qiao, who had served as Chairwoman since 2007, resigned from the Board of Directors in connection with the reduction, effective May 26, 2010, together with three other non-executive directors: Messrs. Kerry S. Propper, Leonard Hafetz, and Kiam Fee Yao. Three of the Company’s four continuing directors, Jianyun Chai, Colin Sung, and Qingtai Chen are “independent” directors, as that term is defined by the rules of the Nasdaq Stock Market.

Dr. Wang stated, “I am honored to serve as Hollysys’ new Board Chairman in the wake of Madam Qiao’s departure and our reduction in Board size. Each of Madam Qiao and our other departing board members has made important contributions to our company, and has shared the Company’s tremendous growth since it’s public listing in 2007. We genuinely appreciate each of them for their outstanding service to the Company during their respective tenures. We plan to continue the management of our business and operations to grow our business and increase long-term value for our shareholders, and we remain dedicated to the mission of the company to become one of the world's leading automation and control system providers.”

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.
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Hollysys Automation Technologies, Ltd.	Page 2
May 31, 2010

Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com
Or
Serena Wu
Investor Relations
1-646-593-8125
serena.wu@hollysys.com